SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2012

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

Page

Signature Page	3

Overseas Regulatory Announcement - Announcement on the Resolutions of the Fourth Meeting of the Seventh Session of the Supervisory Committee	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: April 10, 2012	By:	/s/ Wang Zhiqing
	Name:	Wang Zhiqing
	Title:	President

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Overseas Regulatory Announcement

Announcement on the Resolutions of the Fourth Meeting of the

Seventh Session of the Supervisory Committee

This announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The announcement on the resolutions of the fourth meeting of the seventh session of the supervisory committee of Sinopec Shanghai Petrochemical Company Limited published on the website of Shanghai Stock Exchange and the newspapers in the People’s Republic of China (the “PRC”) is set forth herein.

The announcement is hereby made.

Sinopec Shanghai Petrochemical Company Limited

Shanghai, PRC, 29 March, 2012

As at the date of this announcement, the executive directors of the Company are Rong Guangdao, Wang Zhiqing, Wu Haijun, Li Honggen, Shi Wei and Ye Guohua; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Shen Liqiang, Jin Mingda, Wang Yongshou and Cai Tingji.

Stock Code: 600688 Stock Abbreviation: S Shang Shi Hua No.: Lin 2012-06

Sinopec Shanghai Petrochemical Company Limited

Announcement on the Resolutions of the Fourth Meeting

of the Seventh Session of the Supervisory Committee

The Company and all members of the supervisory committee warrant that the information contained in this announcement of the Company is truthful, accurate and complete, and accept joint and several liabilities for any false representations or misleading statements contained in, or material omissions from, this announcement.

The notice for convening the fourth meeting of the seventh session of the supervisory committee (the “Supervisory Committee”) (the “Meeting”) of Sinopec Shanghai Petrochemical Company Limited (the “Company”) was sent to all supervisors on 15 March 2012 by facsimile transmission or courier. The Meeting was held in the afternoon of 28 March 2012 at the conference room No. 4 in Hai Ou Hotel. Of the seven supervisors entitled to attend the Meeting, six supervisors attended the Meeting. Failing to attend the Meeting in person due to business engagements, Ms. Li Xiaoxia, one of the supervisors, appointed another supervisor Mr. Zuo Qiang to vote at the Meeting on her behalf. The convening of the Meeting complied with the Company Law of the People’s Republic of China (the “PRC”), the Securities Law of the PRC, other applicable laws and regulations and the articles of association of the Company (the “Articles of Association”) and therefore was lawful and valid.

The resolutions of the Meeting were considered by the supervisors conscientiously and were approved as follows:

I.	The Annual Report of the Company for 2011 (the “2011 Annual Report”) was considered and approved.

The Supervisory Committee of the Company considered and examined carefully the 2011 Annual Report prepared by the board of directors of the Company, according to Article 68 of the Securities Law and the relevant requirements of the No. 2 Standard of Content and Format for Information Disclosure by Public Offering Companies - Content and Format of Annual Report (as revised in 2007). All supervisors present at the Meeting unanimously agreed that:

(1)	the procedure of the compilation and review of the 2011 Annual Report complied with the requirements of applicable laws, rules, regulations and the Articles of Association;

(2)	the content and format of the 2011 Annual Report complied with the rules of China Securities Regulatory Commission (the “CSRC”) and Shanghai Stock Exchange. The information included therein truly reflected in all respects the operation, management, financial situation and such other matters of the Company in 2011;

(3)	before issuing opinions following its review of the 2011 Annual Report, the Supervisory Committee of the Company found no personnel participating in the compilation and review of the 2011 Annual Report had been engaged in any conducts in violation of applicable confidentiality requirements;

(4)	it was warranted that the information disclosed in the 2011 Annual Report was truthful, accurate, complete, and it was undertaken that there were no false representations or misleading statements contained in, or material omission from, the 2011 Annual Report. The supervisors assumed joint and several liabilities for the truthfulness, accuracy and completeness of the contents thereof.

(with 7 votes in favor, 0 vote against and 0 abstention)

II.	The Supervisory Committee’s Opinions on Review of the 2011 Annual Report was discussed and approved.

(with 7 votes in favor, 0 vote against and 0 abstention)

III.	The Report of the Board of Directors on Evaluation of Internal Control of Sinopec Shanghai Petrochemical Company Limited for 2011 was considered and approved.

All supervisors attending the Meeting unanimously held that the Company had established a complete and reasonable internal control system and caused the same to be effectively implemented, ensured a normal operation of the Company’s business and the safety and completeness of the Company’s assets according to the relevant rules of the CSRC and Shanghai Stock Exchange, and the basic principles of internal control and in light of the actual situation of the Company. For the year 2011, no material defect had been found in the design or implementation of the internal control of the Company.

(with 7 votes in favor, 0 vote against and 0 abstention)

IV.	The Work Report of the Supervisory Committee of the Company in 2011 was considered and approved.

All supervisors attending the Meeting unanimously held that: (1) an objective analysis of the Company’s operation results was made in the work report, in which achievements were recognized while the gap between the Company and other leading enterprises in the same industry was noted; (2) the work report affirmed that the 2011 Annual Report fairly reflected the financial situation and operation results of the Company in the year. The standard unqualified audit report issued by KPMG for the Company was objective and impartial; (3) the work report recognized various works done by the Supervisory Committee in 2011, and held the opinion that the requirements set out for the work in year 2012 were compatible with the actual situation of the Company. It was agreed at the Meeting that the work report would be submitted to the annual shareholders meeting of 2011 for review and discussion.

(with 7 votes in favor, 0 vote against and 0 abstention)

V.	The Key Points of Work of the Supervisory Committee of the Company in 2012 was discussed and approved.

(with 7 votes in favor, 0 vote against and 0 abstention)

The announcement is hereby made.

Sinopec Shanghai Petrochemical Company Limited

Supervisory Committee

29 March, 2012